UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03054498

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IICC-TRadeCO, INC

OFFICIAL USE ONLY
13205
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 S. Gessner, Suite 501
(No. and Street)



SEC MAIL
RECEIVED
PROCESSING
MAR 3 1 2003
WASH., D.C.

Houston, TX 77063
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew J. Martin 713-266-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Malone & Bailey, PLLC
(Name – *if individual, state last, first, middle name*)

5444 Westheimer, Suite 2080 Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew J. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IICC-Tradeco, as of December 31, 2002, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



D. MCGINNIS
Notary Public, State of Texas
My Commission Expires
October 25, 2006

Notary Public

Signature

Designated Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x Independent Auditor's Report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountants	2
Financial Statements	
Balance Sheet	3
Statements of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flow	6
Notes to Financial Statements	7
Supplemental Information Pursuant to Rule 17a-5 of the Securities and Exchange Commission Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Exemptive Provision Under Ruled 15c3-3	11
Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17A-5	12

MALONE & BAILEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

5444 WESTHEIMER RD., SUITE 2080
HOUSTON, TEXAS 77056
(713) 840-1210
FAX (713) 840-9034
www.malone-bailey.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
IICC - Tradeco, Inc.
Houston, Texas

We have audited the balance sheets of IICC - Tradeco, Inc. as of December 31, 2002 and 2001, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IICC - Tradeco, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone & Bailey, PLLC
Houston, Texas

Malone & Bailey, PLLC

February 27, 2003

IICC-TRADECO, INC.

BALANCE SHEETS

AS OF DECEMBER 31,

ASSETS

	2002	2001
Cash and cash equivalents	$ 73	$ 19,918
Receivables	14,578	26,870
Due from parent	0	2,700
Fixed assets net of depreciation: 2002- $9,579; 2001- $6,379	6,374	9,574
Total assets	$ **21,025**	$ **59,062**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 3,989	$ 0
Commissions due officer	0	0
Due to agent	0	37,844
Total liabilities	**3,989**	**37,844**
STOCKHOLDER'S EQUITY		
Preferred stock , 10% non-cumulative, $1,000 par value, authorized 200 shares, issued and outstanding 0 shares	0	0
Common stock , no-par value, authorized 200 shares, issued and outstanding 2 shares	603	603
Additional paid-in capital	303,940	277,240
Accumulated deficit	(287,507)	(256,625)
Total stockholder's equity	**17,036**	**21,218**
Total liabilities and stockholders' equity	$ **21,025**	$ **59,062**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
REVENUE		
Consulting and advisory fees	9,500	91,000
Commissions	$ 118,789	$ 185,953
Total revenue	**128,289**	**276,953**
OPERATING EXPENSES		
Commissions- officer	46,312	65,481
Commissions and clearing	75	77,456
Depreciation and amortization	3,200	3,200
Fees- parent company	84,850	131,801
Legal & professional fees	6,115	5,108
Licenses & state fees, taxes	9,681	5,912
Other	4,165	11,263
Total expenses	**154,398**	**300,221**
Loss from operations	**(26,109)**	**(23,268)**
OTHER INCOME AND (EXPENSE)		
Gain (loss) on sale of securities	(4,800)	0
Interest and dividend income	27	160
Total other income	**(4,773)**	**160**
NET INCOME (LOSS)	**$ (30,882)**	**$ (23,108)**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

AS OF DECEMBER 31, 2002 and 2001

	CAPITAL STOCK COMMON	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS ACCUM. DEFICIT
Balance at January 1, 2001	$ 603	$ 268,740	$ (233,517)
Capital contributions, 2001		8,500	
Net income (loss), 2001			(23,108)
Balance at December 31, 2001	603	277,240	(256,625)
Capital contributions, 2002		26,700	
Net income (loss), 2002			(30,882)
Balance at December 31, 2002	**$ 603**	**$ 303,940**	**$ (287,507)**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
CASH FLOWS FROM OPERATIONS:		
Net comprehensive income (loss)	**$ (30,882)**	**$ (23,108)**
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	3,200	3,200
Loss on marketable securities	4,800	0
Change in operating assets and liabilities:		
Accounts receivable	12,292	11,710
Accounts payable	3,989	(6,774)
Due to/ from parent	2,700	4,300
Due to officer	0	(5,785)
Due to agent	(37,844)	22,418
Other		10
Net cash (used) by operations	**(41,745)**	**5,971**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sales of marketable securities	4,400	0
Purchase of computer and office equipment	0	(1,691)
Liquidation of deposits with clearing broker		
Net cash provided by investing activities	**4,400**	**(1,691)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution by parent company	**17,500**	**8,500**
NET INCREASE (DECREASE) IN CASH		
Cash and cash equivalents	(19,845)	12,780
At beginning of year	19,918	7,138
CASH and CASH EQUIVALENTS AT END OF YEAR	**$ 73**	**$ 19,918**
Cash paid for income taxes	$ 0	$ 0
Cash paid for interest expense	0	0
Non-cash		
Capital contribution of marketable securities	$ 9,200	

The accompanying notes are an integral part of this statement.

IICC TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

IICC Tradeco, Inc. ("Company") is a wholly-owned subsidiary of Institutional Investors Consulting Company, Inc. ("IICC, Inc."), and is a registered broker and dealer of securities. The Company was formed as a New York corporation in 1982, and has been operating in Houston, Texas since 1994. The Company brokers private placement securities.

Cash and cash equivalents. The Company considers as cash all liquid securities with maturities of three months or less.

Marketable securities are valued at the current market price.

Fixed assets are recorded at cost. They include furniture and computers, which are depreciated over their estimated useful lives of from 3 - 7 years.

Income taxes are filed on a consolidated basis with IICC, Inc.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

None.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. However, the Company has entered into an agreement with the National Association of Securities Dealers pursuant to which the Company must maintain minimum net capital of $5,000 and a ratio not to exceed 12 to 1. At December 31, 2002 and 2001, the Company had net capital of $10,659 and $8,944, respectively. The Company's net capital ratio was 37.42% (2002) and 423.26% (2001).

IICC TRADECO, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE D - RELATED PARTY TRANSACTIONS

The Company uses personnel and facilities of IICC, Inc. The Company makes payments from time to time to IICC, Inc. for these services, paying $84,850 and $131,801 during 2002 and 2001, respectively.

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
NET CAPITAL		
Total stockholder's equity	$ 17,036	$ 21,218
Deduct stockholder's equity not allowable for net capital	0	0
Total stockholder's equity qualified for net capital	17,036	21,218
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net cap.		
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated liabilities	17,036	21,218
Deductions and /or charges- assets not readily convertible to cash	(6,374)	(12,274)
Net capital before haircuts on securities position	10,662	8,944
Other securities	(3)	(3)
NET CAPITAL	**$ 10,659**	**$ 8,941**
AGGREGATE INDEBTEDNESS		
Items included in the balance sheet	3,989	37,844
Items not included in the balance sheet	0	0
Total aggregate indebtedness	$ 3,989	$ 37,844
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	2,456	2,456
Minimum dollar net capital required of broker-dealer	5,000	5,000
Net capital required	**$ 5,000**	**$ 5,000**
EXCESS NET CAPITAL	**5,659**	**3,941**
EXCESS NET CAPITAL AT 1000%	10,260	5,157
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	**37.42%**	**423.26%**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

SCHEDULE I- COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
RECONCILIATION WITH COMPANY'S COMPUTATION (including in Part II of Form X-17a-5		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 10,659	$ 8,941
Net audit adjustments		
Other items		
NET CAPITAL PER ABOVE	**$ 10,659**	**$ 8,941**

The accompanying notes are an integral part of this statement.

IICC-TRADECO, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 AS OF DECEMBER 31, 2002

The Company is exempt from Rule 15c3-3 based upon paragraph (K)(2)(ii)

MALONE & BAILEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
5444 WESTHEIMER RD., SUITE 2080
HOUSTON, TEXAS 77056
(713) 840-1210
FAX (713) 840-9034
www.malone-bailey.com

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
IICC-Tradeco, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of IICC-Tradeco, Inc. for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Malone & Bailey, PLLC

Malone & Bailey, PLLC
Houston, Texas

February 27, 2003